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HAMBRECHT & QUIST LLC

                                                                     EXHIBIT 15

                                                           ONE BUSH STREET
                                                       SAN FRANCISCO, CA 94104
                                                            (415)576-3300

October 30, 1997

Confidential
------------

The Board of Directors
Cambridge SoundWorks, Inc.
333 Needham Street
Newton, Massachusetts 02164

Dear Board of Directors:

You have requested our opinion as to the fairness from a financial point of view to the holders of the outstanding shares of common stock, no par value per share (the "Common Stock"), Cambridge SoundWorks Inc. (the "Company") of the consideration to be received by such holders in connection with a proposed transaction as set forth below.

We understand that the Company, Creative Technology Ltd., ("Creative") and CSW Acquisition Corporation (the "Purchaser") propose to enter into an Agreement and Plan of Merger (the "Agreement") dated as of October 30, 1997. The terms of the Agreement provide, among other things, that (i) the Purchaser will promptly commence a tender offer (the "Offer") to purchase for cash all of the outstanding shares of Common Stock at a purchase price of $10.68 per share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Agreement and certain ancillary documents to be filed with the Securities and Exchange Commission; and (ii) the Purchaser will subsequently be merged (the "Merger") with and into the Company in a transaction which will provide all remaining holders of shares of Common Stock (other than the Company, Creative, the Purchaser or their respective subsidiaries, and holders who have perfected their appraisal rights under Massachusetts law) with $10.68 per share in cash. The Offer and the Merger constitute the "Proposed Transaction."

Hambrecht & Quist LLC ("Hambrecht & Quist"), as part of its investment banking services, is regularly engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, strategic transactions, corporate restructurings, negotiated underwritings, secondary distributions of listed and unlisted securities, private placements and valuations for corporate and other purposes. We have acted as a financial advisor to the Board of Directors of the Company in connection with the Proposed Transaction, and we will receive a fee for our services, which include the rendering of this opinion.

In the past, we have provided investment banking and other financial advisory services to the Company and have received fees for rendering these services. In particular, Hambrecht & Quist acted as lead managing underwriter in the Company's initial public offering in 1994. In the ordinary course of business, Hambrecht & Quist acts as a market maker and broker in the publicly traded securities of the Company and receives customary compensation in connection therewith, and also provides research coverage for the Company. In the ordinary course of business, Hambrecht & Quist actively trades in the equity and derivative securities of the Company for its own account and for the accounts of its customers and, accordingly, may at any time hold a long or short position in such securities. In addition, Hambrecht & Quist and its affiliates currently own approximately 337,000 shares of Company Common Stock.

                     SAN FRANCISCO  .  NEW YORK  .  BOSTON
MEMBERS NEW YORK STOCK EXCHANGE . AMERICAN STOCK EXCHANGE . PACIFIC STOCK EXCHANGE
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The Board of Directors
Cambridge SoundWorks, Inc.
Page 2

In connection with our review of the Proposed Transaction, and in arriving at our opinion, we have, among other things:

 (i) reviewed the publicly available consolidated financial statements of Creative for recent years and interim periods to date and certain other relevant financial and operating data of Creative made available to us from published sources;

 (ii) reviewed the financial statements of the Company for recent years and interim periods to date and certain other relevant financial and operating data of the Company made available to us from published sources and from the internal records of the Company;

 (iii) reviewed certain internal financial and operating information relating to the Company, including certain financial projections, prepared by the management of the Company;

 (iv) discussed the business, financial condition and prospects of the Company with certain of its officers;

 (v) reviewed the recent reported prices and trading activity for the common stock of the Company and compared such information and certain financial information for the Company with similar information for certain other companies engaged in businesses we consider comparable;

 (vi) reviewed the financial terms, to the extent publicly available, of certain comparable merger and acquisition transactions;

 (vii)  reviewed the Agreement; and

 (viii) performed such other analyses and examinations and considered such other information, financial studies, analyses and investigations and financial, economic and market data as we deemed relevant.

In rendering our opinion, we have assumed and relied upon the accuracy and completeness of all of the information concerning the Company or Creative considered in connection with our review of the Proposed Transaction, and we have not assumed any responsibility for independent verification of such information. We have not undertaken any independent valuation or appraisal of any of the assets or liabilities of the Company or Creative; nor have we conducted a physical inspection of the properties and facilities of either company. With respect to the financial forecasts and projections used in our analysis, we have assumed that they reflect the best currently available estimates and judgments of the expected future financial performance of the Company. For purposes of this Opinion, we have assumed that neither the Company nor Creative is a party to any pending transactions, including external financings, recapitalizations or material merger discussions, other than the Proposed Transaction and those activities undertaken in the ordinary course of conducting their respective businesses. Our opinion is necessarily based upon market, economic, financial and other conditions as they exist and can be evaluated as of the date of this letter and any change in such conditions would require a reevaluation of this opinion. We were not requested to, and did not, formally solicit indications of interest from any other parties in connection with a possible acquisition of, or business combination with, the Company.

It is understood that this letter is addressed to and for the information of the Board of Directors in connection with their evaluation of the Proposed
Transaction and may not be used for any other purpose without our prior written consent; provided, however, that this letter may be reproduced in full in any filing with the Securities and Exchange Commission pursuant to the Securities Exchange Act of 1934. This letter does not constitute a recommendation to any stockholder of the Company as to whether such stockholder should accept the Offer.
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The Board of Directors
Cambridge SoundWorks, Inc.
Page 3

Based upon and subject to the foregoing and after considering such other matters as we deem relevant, we are of the opinion that as of the date hereof the consideration to be received by the holders of Company Common Stock in the Proposed Transaction is fair to such holders from a financial point of view.
We express no opinion, however, as to the adequacy or financial fairness of any consideration received in the Proposed Transaction by Creative or any of its affiliates.

Very truly yours,

HAMBRECHT & QUIST LLC

    /s/ David Golden
By _______________________________________
    David Golden
    Managing Director